16006247

Mail Processing Section

JUL 20 2016

Washington DC 409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2015 (MM/DD/YY) AND ENDING May 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Access Investments, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3621 NW 63rd St., A1
(No. and Street)

Oklahoma City (City) OK (State) 73116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James J. Oplotnik 405-848-9836
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M. Thomas Buxton, III, CPA, PC
(Name - *if individual, state last, first, middle name*)

4430 NW 50th St. (Address) Oklahoma City (City) OK (State) 73112 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

RECEIVED 2016 JUL -2 PM 12:15 SEC / TM

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James J. Oplotnik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Access Investments, Inc., as of May 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANET E. FELTON
Notary Public
State of Oklahoma
Commission # 13004018 Expires 04/28/17

Notary Public

Signature

President/ CCO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Access Investments, Inc.

Financial Statements with
Independent Auditors' Report
As of May 31, 2016

Access Investments, Inc.
Statement of financial condition
As of May 31, 2016

Assets

Current assets		
Cash	$	13,418
Concessions and commissions receivable		4,099
Prepaid licenses and permits		303
Total current assets		17,820
Intangible assets		-
Total assets	$	17,820

Liabilities and stockholders' equity

Current liabilities		
Payable to broker-dealers	$	2,459
Income taxes payable		425
Current liabilities and total liabilities		2,884
Stockholders' equity		
Common Stock, $1 par value, 50,000 share authorized, 100 share issued and outstanding		100
Additional paid in capital		12,900
Retained earnings		1,936
Total stockholders' equity		14,936
Total liabilities and stockholders' equity	$	17,820

Access Investments, Inc.
Statement of operations
For the year ended May 31, 2016

Revenues	
Concessions and commissions	$ 43,574
Expenses	
Commissions paid	23,512
Legal and accounting	11,644
Licenses and permits	1,275
Wages-officer	1,200
Wages-office	1,800
Other expense	1,931
	41,362
Net income before income taxes	2,212
Provision for income taxes	425
Net income	$ 1,787
Earnings per share, basic and diluted	$ 17.87

The accompanying notes are an integral part of these statements.

Access Investments, Inc.
Statement of cash flows
For the year ended May 31, 2016

Cash flows from operating activities:		
Net income	$	1,787
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in cash flow from operating assets and liabilities:		
Concessions and commissions receivable		144
Prepaid licenses and permits		1,275
Income taxes payable		425
Commissions payable		1,014
Cash provided (used) by operating activities		4,645
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Change in cash		4,645
Cash at beginning of year		8,773
Cash at end of year	$	13,418
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-

The accompanying notes are an integral part of these statements.

Access Investments, Inc.
Statement of changes in stockholders' equity
For the year ended May 31, 2016

	Common Stock Shares	Common Stock Amount	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance at May 31, 2015	100	$ 100	$ 12,900	$ 149	$ 13,149
Net income				1,787	1,787
Balance at May 31, 2016	100	$ 100	$ 12,900	$ 1,936	$ 14,936

The accompanying notes are an integral part of these statements.

Access Investments, Inc.
Statement of changes in liabilities subordinated
To claims of general creditors
For the year ended May 31, 2016

Access Investments, Inc. had no liabilities subordinated to claims of general creditors for the year ended May 31, 2016.

Access Investments, Inc.
Notes to financial statements
As of and for the year ended May 31, 2016

1. Organization and Nature of Business
Access Investments, Inc. was incorporated under the laws of Oklahoma on October 29, 1996. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Significant Accounting Policies

Basis of Presentation

The financial statements include only the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory services.

Securities Transactions

Customers' securities transactions, if any, are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years, unless clearly immaterial.

Management reviews its tax positions annually and has determined that there are no uncertain tax positions.

The Company's income tax returns for the years ended May 31, 2014, 2015, and 2016 for both Federal and State of Oklahoma remain open for examination.

Amortization of Intangible Assets

Amortization is provided on a straight-line basis using estimated useful lives of three to fifteen years.

Statement of Cash Flows

For the purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Financial Instruments

Accounting Policies

Financial instruments, if any, used for trading purposes are carried at fair value or, if market prices are not readily available, estimated fair value.

Principal Transactions

The Company did not participate in principal transactions during the year ended May 31, 2016.

Fair Value of Financial Instruments

The financial instruments, if any, of the Company are reported in the statements of financial condition at market or fair values, or at carrying amounts that approximate fair values. The Company had no equity securities at May 31, 2016.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter parties primarily include broker-dealers, and other financial institutions. In the event that counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. The Company's policy is to review, as necessary, the credit standing of each counter party.

4. Intangible assets

Intangible assets at May 31, 2016 consisted of the following:

Organization costs	$	3,000
Software		1,555
Total cost		4,555
Accumulated amortization		(4,555)
Net intangible assets	$	-

Aggregate charges for amortization were $0 during 2016.

5. Income Taxes and Deferred Taxes

The current and deferred portions of the income tax expense are included in the Statement of Operations as determined in accordance FASC 740-10, Income Taxes. This statement does not apply to immaterial items.

The Company's operations are designed to break even, having no – or minimal – profit or loss each year, therefore, deferred taxes are fully reserved. There are no permanent or temporary timing differences other than net operating loss carry forwards. Current tax rates are 15% Federal and 5% State.

Effective January 1, 2015, the principal shareholder (100%) sold his interest to another member of his advisory firm, who subsequesntly separated from the advisory firm. This created a limitation on the net operating loss carryforwards under IRC Sec. 382. The limitation is computed by multiplying the value of the company at the date of sale by the long-term tax exempt interest rate as published by the IRS. At that time, the rate was 2.8%. This resulted in a net operating loss utilization in the current year of $368. The Company has loss carryforwards of $1,593, $2,243, $4,062 and $2,321 available to subsequesnt years. These losses expire May 31, 2020, 2021, 2022 and 2023, respectively.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the company and recognize a tax liability (or asset) if the company has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Basic and Diluted Earnings per Share

Basic and diluted earnings per share of common stock were computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share equal basic earnings per share because the Company has no dilutive potential common shares.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate net indebtedness to net capital, both defined, shall not exceed 15 to 1. At May 31, 2016, the Company had net capital of $13,358, which was $8,358 in excess of its required net capital of $5,000. The Company's net capital ratio was .0069 to 1.

8. Related Party Transactions

The Company shares personnel, office space, telephone equipment, computer equipment, and office equipment with a related company of the sole shareholder. Various items of office furniture, equipment, and clerical help are also used by the Company without charge.

9. Subsequent Events

No events have occurred through June 27, 2016 which is the date the financial statements were available to be issued, that would require recording or disclosure in the financial statements for the year ended May 31, 2016.

Schedule I

Access Investments, Inc.
Computation of net capital under Rule 15C3-1
of the Securities and Exchange Commission
As of May 31, 2016

Total stockholder's equity	$	14,936
Deductions:		
Organization costs, net		-
Receivables under Rule 12b-1		(3,945)
Less: Commissions payable related to 12b-1 receivables		2,367
Net capital	$	13,358
Aggregate indebtedness		
Items included in statement of financial condition:		
Payable to broker-dealers	$	2,459
Less: Commissions payable related to 12b-1 receivables		(2,367)
Total aggregate indebtedness	$	92
Minimum net capital requirement	$	5,000
Excess net capital	$	8,358
Ratio: Aggregate indebtedness to net capital		0.0069 to 1
Reconciliation with Company's computation		
(included in Part IIA as of May 31, 2016)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$	14,237
Adjustments:		
Prepaid expenses journal entry		303
Record additional receivable		2,220
Record commission receivable		(1,399)
Record income taxes payable		(425)
12b-1 adjustments from above		(1,578)
Total adjustments		(879)
Net capital per above	$	13,358

The accompanying notes are an integral part of these statements.

Schedule II

Access Investments, Inc.
Exemption from the provisions of Rule 15C3-3
As of May 31, 2015

We claim exemption from the provisions of Rule 15c3-3 because, as provided in section (k)(2)(i) of that rule, we are a by-application-only broker-dealer. As such, we do no hold customer funds or safekeep customer securities. We meet the identified exemption provisions as of May 31, 2015, and have met the identified exemption provisions throughout the fiscal year ended May 31, 2015.

I affirm the statement regarding the firms exemptions from the provision of rule 15c3-3.

James J. Oplotnik
President

The accompanying notes are an integral part of these statements.

M. THOMAS BUXTON, III, CPA, P.C.

M. Thomas Buxton, III, CPA, CGMA

Member: American Institute of Certified Public Accountants
Oklahoma Society of Certified Public Accountants
Registered Firm: Public Companies Accounting Oversight Board

July 25, 2016

To the Board of Directors
Access Investments, Inc.

PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, requires that we disclose to you in writing, at least annually, all relationships between our firm and any affiliates and your company and its related entities or persons in financial reporting oversight roles at your company that may reasonably be thought to bear on independence.

We are not aware of any such relationships.

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

As further required by PCAOB Rule 3526, we will be pleased to discuss the potential effects of any such relationships on our independence with respect to the Company with you if or as they become necessary.

This letter is intended solely for use by you and other members of the Board of Directors in your consideration of our independence as auditors, and should not be used for any other purpose.

Very truly yours,

M. Thomas Buxton III CPA PC

M. Thomas Buxton, III, CPA, PC

4430 N W 50TH STREET, SUITE E, OKLAHOMA CITY, OK 73112-2205

TELEPHONE: (405) 842-1120 FAX: (405) 605-3043 EMAIL: TOM@BUXTONCPA.COM

B M. THOMAS BUXTON, III, CPA, P.C.

M. Thomas Buxton, III, CPA, CGMA

Member: American Institute of Certified Public Accountants
Oklahoma Society of Certified Public Accountants
Registered Firm: Public Companies Accounting Oversight Board

July 25, 2016

To the Board of Directors
Access Investments, Inc.

In connection with our audit of the financial statements and supplemental information of Access Investments, Inc. for the year ended May 31, 2016 and have issued our report thereon dated July 25, 2016. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during the fiscal year ended May 31, 2016. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Access Investments, Inc. in its May 31, 2016 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses to account for commissions receivable and payable, and accounts payable. These policies directly affect the reporting for the quarterly and "fifth" FOCUS Report.

Critical Accounting Estimates

We have determined that there are no critical accounting estimates.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to

4430 N W 50TH STREET, SUITE E, OKLAHOMA CITY, OK 73112-2295
TELEPHONE: (405) 842-1120 FAX: (405) 605-3043 EMAIL: TOM@BUXTONCPA.COM

you. As discussed with you, we have determined that the procedures involved in recording accruals and accounts payable are significantly deficient

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process, except as discussed in the preceding paragraph.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption from the provisions of Rule 15C3-3, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *PCAOB Auditing Standard No. 17, Auditing Supplemental Information Accompanying Audited Financial Statements.* Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Access Investments, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

M. Thomas Buxton III CPA PC

M. Thomas Buxton, III, CPA, PC

M. THOMAS BUXTON, III, CPA, P.C.

M. Thomas Buxton, III, CPA, CGMA

Member: American Institute of Certified Public Accountants
Oklahoma Society of Certified Public Accountants
Registered Firm: Public Companies Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Access Investments, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission Act of 1934, we have performed the following procedure with respect to the Certification of Exclusion from Membership (Form SIPC-3) of Access Investments, Inc. for the year ended May 31, 2016 and filed with the Securities Investor Protection Corporation (SIPC) on January 27, 2016. The procedure we performed is as follows:

> We compared the Income reported on the audited Form X-17A-5 for the Year ended May 31, 2016, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit made in accordance with PCAOB standards, we do not express an opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that the income reported on the audited Form X-17A-5 for the year ended May 31, 2016 was not consistent with the income reported on the Form SIPC-3 referred to above. Our procedure was performed solely to assist you in complying with the Rule 17a-5(e)(4), and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of Access Investments, Inc. taken as a whole.

M. Thomas Buxton III CPA PC

M. Thomas Buxton, III, CPA, PC

Oklahoma City, OK

July 25, 2016

4430 N W 50TH STREET, SUITE E, OKLAHOMA CITY, OK 73112-2205

TELEPHONE: (405) 842-1120 FAX: (405) 605-3043 EMAIL: TOM@BUXTONCPA.COM

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☒ (II) the sale of variable annuities;
☒ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x [signature] /CEO January 27, 2016
Authorized Signature/Title Date

SIPC-3 2016

8-

8-049750 FINRA MAY 1/9/1997
ACCESS INVESTMENTS INC
3621 NW 63RD # A-1
OKLAHOMA CITY, OK 73116-2000

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3 FY 2016_

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending <u>December 31, 2016</u> its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) Its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) Its business as a broker-dealer is expected to consist exclusively of:
- ☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
- ☒ (II) the sale of variable annuities;
- ☒ (III) the business of insurance;
- ☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

<u>Interest on Assessments.</u>

_ If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

M. THOMAS BUXTON, III, CPA, P.C.

M Thomas Buxton, III, CPA, CGMA

Member: American Institute of Certified Public Accountants

Oklahoma Society of Certified Public Accountants

Registered Firm Public Companies Accounting Oversight Board

To the Board of Directors
and Management of Access Investments, Inc.

In planning and performing our audit of the financial statements of Access Investments, Inc. as of and for the year ended May 31, 2016, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered Access Investments, Inc.'s internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore there can be no assurance that all such deficiencies have been identified.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. Our consideration of internal control did not reveal any material weaknesses.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiencies in Access Investments, Inc.'s internal control to be significant deficiencies:

Significant deficiencies:

1. As is normal with small accounting departments, many accounting functions are carried out by a single individual. Consequently, it is difficult to properly segregate functions that allow for the authorization of transactions and access to assets. Usually, the easiest way to remediate this control deficiency is to assign duties to more than one individual to ensure proper segregation of duties. This, unfortunately, is often not an option within small departments. As such, a significant deficiency exists in internal control over financial reporting.

2. We noted during our audit that accruals and classification of accruals was inconsistent from period to period in preparing the FOCUS report. Although this did not cause the Company to be in violation of the Net Capital Rule at the end of any quarter, the lack of oversight of the processes could result in reporting a violation of the Net Capital rule.

This communication is intended solely for the information and use of management, the Board of Directors, and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

M. Thomas Buxton III

M. Thomas Buxton, III, CPA, PC
Oklahoma City, OK
July 25, 2016

4430 N. W. 50TH STREET, SUITE E, OKLAHOMA CITY, OK 73112-2205

TELEPHONE: (405) 842-1120 FAX: (405) 605-3043 EMAIL: TOM@BUXTONCPA.COM

M. THOMAS BUXTON, III, CPA, P.C.

M. Thomas Buxton, III, CPA, CGMA

Member: American Institute of Certified Public Accountants
Oklahoma Society of Certified Public Accountants
Registered Firm: Public Companies Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Access Investments, Inc.

We have reviewed management's statements, included in the accompanying Exemption from the provisions of Rule 15c3-3, in which (1) Access Investments, Inc. identified the following provision of 17 C.F.R. §15c3-3(k) under which Access Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i)) (the "exemption provision") and (2) Access Investments, Inc. stated that Access Investments, Inc. met the identified exemption provision throughout the most recent fiscal year ended May 31, 2016 without exception. Access Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Access Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3 3 under the Securities Exchange Act of 1934.

M. Thomas Buxton III CPA PC

M. Thomas Buxton, III, CPA, PC
Oklahoma City, OK
July 25, 2016

4430 N W 50TH STREET, SUITE E, OKLAHOMA CITY, OK 73112-2205

TELEPHONE: (405) 842-1120 FAX: (405) 605-3043 EMAIL: TOM@BUXTONCPA.COM

M. THOMAS BUXTON, III, CPA, P.C.

M Thomas Buxton, III, CPA, CGMA

Member: American Institute of Certified Public Accountants
Oklahoma Society of Certified Public Accountants
Registered Firm: Public Companies Accounting Oversight Board

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Access Investments, Inc.

We have audited the accompanying financial statements of Access Investments, Inc. (an Oklahoma corporation), which comprise the statement of financial condition as of May 31, 2016, and the related statements of operations, changes in Shareholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Access Investments, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Access Investments, Inc. as of May 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I – Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Access Investments, Inc.'s financial statements. The supplemental information is the responsibility of Access Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

M. Thomas Buxton III CPA PC

M. Thomas Buxton, III, CPA, PC
Oklahoma City, OK
July 25, 2016

4630 N W 50TH STREET, SUITE E, OKLAHOMA CITY, OK 73112-2205

TELEPHONE: (405) 842-1120 FAX: (405) 605-3043 EMAIL: TOM@BUXTONCPA.COM